Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2012	2013	2014	2015	2016	2016	2017
Fixed Charges:
Interest expense	$14,251	$15,341	$17,574	$16,888	$42,561	$4,870	$17,712
Plus: estimated interest component of rent expense	3,785	5,372	5,891	5,921	8,272	2,068	2,792
Capitalized interest	2,285	4,950	4,234	3,441	8,067	3,296	7,611

Total Fixed Charges:	$20,321	$25,664	$27,699	$26,250	$58,900	$10,235	$28,114

Earnings:
Income from continuing operations before income taxes	$377,358	$421,087	$507,855	$585,368	$412,837	$137,465	$99,465
Plus: Fixed charges	20,321	25,664	27,699	26,250	58,900	10,235	28,114
Less: capitalized interest	2,285	4,950	4,234	3,441	8,067	3,296	7,611

Total Earnings:	$395,394	$441,800	$531,320	$608,176	$463,670	$144,403	$119,968

Ratio of earnings to fixed charges	19.46	17.22	19.18	23.17	7.87	14.11	4.27